SHAREHOLDERS’ AUDITORS’ REPORT
To the of Shareholders of The Bank of Nova Scotia (the “Bank”)
We have audited the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income, and Cash Flows for the year ended October 31, 2005. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the results of operations of the Bank and its cash flows for the year ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP	/s/ PricewaterhouseCoopers LLP
Chartered Accountants	Chartered Accountants

Toronto, Canada
November 29, 2005